EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The ratio of earnings to fixed charges and preferred stock dividends for the three and six months ended June 30, 2003 was 1.9.

For purposes of computing this ratio, earnings has been calculated by adding fixed charges (excluding preferred stock dividends and capitalized interest) to pretax income from continuing operations before adjustment for minority interest in income of consolidated partnership or equity in income of unconsolidated ventures plus distributions from equity investee.  Fixed charges consist of interest costs, whether expensed or capitalized, preferred stock dividend requirements, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

THREE AND SIX MONTHS ENDED JUNE 30, 2003

(DOLLAR AMOUNTS IN THOUSANDS)

	Three Months Ended	Six Months Ended
	June 30, 2003

EARNINGS:

Pretax income from continuing operations before adjustment for minority interests in income of consolidated partnership or equity in income of unconsolidated ventures	$35,554	$70,466
Interest expense (including amortization of debt discount and issuing costs)	24,908	50,970
Distributions from equity investee	243	486
Interest component of rental expense	80	206
Total	$60,785	$122,128

FIXED CHARGES:

Interest expense (including amortization of debt discount and issuing costs)	$24,908	$50,970
Capitalized interest	957	1,964
Interest component of rental expense	80	206
Total	$25,945	$53,140

PREFERRED DIVIDEND REQUIREMENTS	$5,753	$10,612

TOTAL FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENT	$31,698	$63,752

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	1.9	1.9